UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

FTD Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30267U 10 8

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2008

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30267U 10 8	Schedule 13D	Page 2 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 3 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 4 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Partnership Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 5 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 6 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30267U 10 8	Schedule 13D	Page 7 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John M. Baumer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 5,000
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 5,000
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,188,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 8 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,183,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 9 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peter J. Nolan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 15,000
(8) Shared Voting Power 9,183,539
(9) Sole Dispositive Power 15,000
(10) Shared Dispositive Power 9,183,539

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,198,539
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 30.8% beneficial ownership of the voting stock based upon 29,827,968 shares of Common Stock outstanding as of January 31, 2008.
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 10 of 14 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 23, 2007.

ITEM 4.	PURPOSE OF TRANSACTION

On April 30, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, United Online, Inc., a Delaware corporation (“Purchaser”), and UNOLA Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Purchaser. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Purchaser to enter into the Merger Agreement, on April 30, 2008, Green Equity Investors IV, L.P. (“GEI IV”) and FTD Co-Investment LLC (together with GEI IV, the “Principal Stockholders”) and Purchaser entered into a voting and support agreement (the “Voting Agreement”) with respect to the 9,276,795 shares of the Issuer’s Common Stock beneficially owned by the Principal Stockholders.

Pursuant to the Voting Agreement, each Principal Stockholder agreed to appear at any meeting of the stockholders of the Issuer for the purpose of obtaining a quorum and vote (or execute consents or proxies to cause the voting of) its shares of the Issuer’s Common Stock: (A) in favor of adoption and approval of the Merger Agreement; (B) against any Acquisition Proposal (as that term is defined in the Merger Agreement); (C) against any action which would breach any obligation of the Issuer under the Merger Agreement; (D) against any liquidation, dissolution, recapitalization, extraordinary dividend or significant corporate reorganization of the Issuer or any of its subsidiaries; (E) except as agreed by Purchaser, against any action that would compete or interfere with the timely consummation of the Merger; and (F) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement. Under the Voting Agreement, each Principal Stockholder further agreed not to enter into any agreement of any type that would interfere with the provisions of the Voting Agreement or inhibit the Merger.

For the duration of the Voting Agreement, each Principal Stockholder agreed not to transfer or otherwise dispose of its shares or enter into any agreement with respect to the transfer of its shares’ voting or economic interests. Pursuant to the Voting Agreement, each Principal Stockholder further agreed not to grant any proxies, options or rights of first offer or refusal with respect to its shares, and not to permit its shares to become subject to any pledges, liens or other encumbrances. The Principal Stockholders also agreed not to enter into any other voting agreements with respect to their shares.

Pursuant to the Voting Agreement, each Principal Stockholder granted Purchaser an irrevocable proxy in the event that such Principal Stockholder should fail to perform its voting obligations. Each Principal Stockholder further agreed not to seek to avoid the observance or

CUSIP No. 30267U 10 8	Schedule 13D	Page 11 of 14 Pages

performance of any of the covenants, stipulations or conditions of the Voting Agreement and to use its best efforts to cooperate with the Issuer and Purchaser in connection with the Merger, to provide all information reasonably requested by the Issuer and Purchaser for regulatory filings, and to allow disclosure of such Principal Stockholder’s identity and shareholdings in the Issuer.

The Voting Agreement will terminate on the earlier of (a) the mutual agreement of Purchaser and GEI IV, (b) the Effective Time (as defined in the Merger Agreement), (c) the termination of the Merger Agreement, and (d) the execution by the Issuer of any amendment, supplement, waiver or modification to the Merger Agreement not previously approved by GEI IV.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.5	Voting and Support Agreement, dated April 30, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 6, 2008).

7.6	Agreement and Plan of Merger, dated April 30, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 6, 2008).

CUSIP No. 30267U 10 8	Schedule 13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated as of May 6, 2008

Green Equity Investors IV, L.P.
By: GEI Capital IV, LLC, its General Partner

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

GEI Capital IV, LLC

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Partnership Holdings, LLC

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Member

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/S/ JULIA CHANG
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

/S/ JULIA CHANG
Julia Chang, as Attorney-in-Fact for John M. Baumer

CUSIP No. 30267U 10 8	Schedule 13D	Page 13 of 14 Pages

/S/ JULIA CHANG
Julia Chang, as Attorney-in-Fact for Timothy J. Flynn

/S/ JULIA CHANG
Julia Chang, as Attorney-in-Fact for Peter J. Nolan

CUSIP No. 30267U 10 8	Schedule 13D	Page 14 of 14 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.5	Voting and Support Agreement, dated April 30, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 6, 2008).

7.6	Agreement and Plan of Merger, dated April 30, 2008 (incorporated by reference to Exhibit 2.1 to the Issuer’s 8-K filed with the Securities and Exchange Commission on May 6, 2008).